Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1. Minutes of a meeting of the Board of Directors (05/2007) 2. Interim Financial Information for the period Ended March 31, 2007 and Independent Accountants’ Review Report

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39  NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (05/2007)

Date, Time and Location :
May 9, 2007, at 2.30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, nº 1343 - 9th floor, in the City and State of São Paulo.

Presence:
Members of the Board of Directors, duly signed, and member of the Fiscal Council, Flávio César Maia Luz.

Matters discussed and deliberated upon:

1.	The performance of the Company in the first quarter of the current year was examined and discussed, and the respective financial statements approved.

2.
The nomination, as foreseen in § 1º, of Article 17 of the Company bylaws, as President of the Board of Directors, of the board member PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of identity card nº 4.554.607/ SSP-SP and inscribed under CPF nº 008.255.498-68 and as Vice-President, of board member LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of identity card RG nº 3.045.977/SSP-SP and inscribed under CPF nº061.094.708-72, both with business address at Av. Brigadeiro Luiz Antonio, nº 1343 - 9th floor, in the City and State of São Paulo (CEP 01317-910).

(Minutes of a meeting of the Board of Directors of Ultrapar Participações S.A. of 09.05.2007)

3.
To elect the persons qualified below, as Officers of the company, with a mandate up to the Ordinary Shareholders’ Meeting of 2008, that examine the documents referred to in art. 133 of Law nº 6.404/76, related to the current financial year:

As Chief Executive Officer:
PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, holder of identity card RG nº 3.091.522/ SSP-SP and inscribed under CPF nº 385.585.058-53;

As Investor Relations Officer:
ANDRÉ COVRE, Brazilian, married, administrator, holder of identity card nº 17.841.059/SSP-SP and inscribed under CPF/MF nº 130.335.108-09;

As Officers:
PEDRO JORGE FILHO, Brazilian, married, engineer, holder of identity card RG nº 6.031.456/ SSP-SP and inscribed under CPF nº 822.913.308-53;

EDUARDO DE TOLEDO, Brazilian, married, engineer, holder of identity card nº 4.358.259/ SSP-SP and inscribed under CPF nº 103.264.958-51; e

JOÃO BENJAMIN PAROLIN, Brazilian, married, chemical engineer, holder of identity card nº 8.658.508-3, issued by SSP/SP, and inscribed under CPF/MF sob o nº 029.320.368-74.

(Minutes of a meeting of the Board of Directors of Ultrapar Participações S.A. of 09.05.2007)

Observation: (i) The deliberations were approved by all the Board Members present, except for Board Member Renato Ochman, who abstain from voting;(ii) the business address of all the officers elected is at Av. Brigadeiro Luiz Antonio, nº 1343 - 9º andar, in the City and State of São Paulo (CEP 01317-910); (iii) The elected Officers, hereby assumes their offices and, previously consulted, declare that, (a) there is no penalty or ongoing impediment which could prevent any of them from exercising the activities they have been designated to; (b) do not occupy any positions in companies which can be considered market competitors to the Company and (c) do not have conflicting interest with the Company, in accordance with Article 147 of Law Nº 6,404/76.

There being no further business to discuss, the meeting was closed and the minutes were transcript, read and approved by all the undersigned members present, as well as the representative of the Fiscal Council: Paulo Guilherme Aguiar Cunha - President; Lucio de Castro Andrade Filho - Vice President; Paulo Vieira Belotti; Renato Ochman; Nildemar Secches; Olavo Egydio Monteiro de Carvalho - Board Members; Flávio César Maia Luz - Representative of the Fiscal Council.

I hereby declare that this is a true and faithful copy of the minutes of the meeting, as entered in the Company Registry.

Paulo Guilherme Aguiar Cunha
Chairman of the Board

Item 2

Ultrapar Participações S.A.and Subsidiaries

Ultrapar Participações S.A.
Interim Financial Information for the period Ended March 31, 2007 and Independent Accountants’ Review Report

(A free translation of the original report in Portuguese as published in Brazil containing interim financial information prepared in accordance with accounting practices adopted in Brazil)

Ultrapar Participações S.A.and Subsidiaries

Independent accountant’s review report

To the Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1
We have reviewed the interim financial information (ITR) of Ultrapar Participações S.A. and the interim financial information of this Company and its subsidiaries (consolidated interim financial information) for the three-month period ended March 31, 2007, which comprises the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM).

2
Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and the operations of the Company and its subsidiaries.

3
Based on our review, we are not aware of any material changes which should be made to the interim financial information described above, for them to be in accordance with the accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

4
Our review was performed with the objective of issuing a review report on the interim financial information, as described in the first paragraph. The individual and consolidated statements of cash flows of Ultrapar Participações S.A. and its subsidiaries for the three-months period ended March 31, 2007 are supplementary information to the ITR, which are not required by the accounting practices adopted in Brazil, and have been included to facilitate additional analysis. These supplementary information were subject to the same review procedures applied to the aforementioned ITR and, in our opinion, is presented fairly, in all material respects, in relation to the ITR taken as a whole.

Ultrapar Participações S.A.and Subsidiaries

5
The interim financial information for the three-month period ended March 31, 2006 was reviewed by other independent accountant’s, who issued an unqualified report dated April 28, 2006. In addition, the financial statements for the year-ended December 31, 2006 were audited by those auditors, whose unqualified opinion was issued on January 31, 2007.

April 30, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo Accountant CRC 1SP113939/O-8	Alexandre Heinermann Accountant CRC 1SP228175/O-0

Ultrapar Participações S.A.and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A.

IDENTIFICATION

01.01- CAPITAL COMPOSITION
Number of shares (Thousands)	Current quarter 03/31/2007	Prior quarter 12/31/2006	Same quarter in prior year 03/31/2006
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	31,895	31,895	31,895
3 - Total	81,325	81,325	81,325
Treasury Stock
4 - Common	7	7	7
5 - Preferred	206	161	182
6 – Total	213	168	189

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE
01	Board of Director’s Meeting	02/12/2007	Dividends	03/02/2007	Common	0.8896330000
02	Board of Director’s Meeting	02/12/2007	Dividends	03/02/2007	Preferred	0.8896330000

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

Ultrapar Participações S.A.and Subsidiaries

(A free translation of the original report in Portuguese as published in Brazil)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated				Parent Company		Consolidated
ASSETS	Notes	03/31/2007	12/31/2006	03/31/2007	12/31/2006	LIABILITIES	Notes	03/31/2007	12/31/2006	03/31/2007	12/31/2006

CURRENT ASSETS						CURRENT LIABILITIES
Cash and banks	-	67	122	30,938	31,992	Loans and financing	14	-	-	125,391	102,759
Temporary cash investments	4	103,880	279,264	838,142	1,038,084	Debentures	14	303,078	12,794	303,078	12,794
Trade accounts receivable	5	-	-	383,714	360,012	Suppliers	-	1,019	364	104,438	112,526
Inventories	6	-	-	228,013	217,165	Salaries and related charges	-	45	59	66,037	81,205
Recoverable taxes	7	2,770	7,959	110,671	117,802	Taxes payable	-	12	34	21,966	16,850
Deferred income and social contribution taxes	9a.	264	82	37,880	27,298	Dividends payable	-	34,681	96,657	39,288	101,376
Dividends receivable	-	43,211	53,845	-	-	Income and social contribution taxes	-	-	-	1,096	986
Other	-	309	341	7,442	6,098	Deferred income and social contribution taxes	9a	-	-	154	173
Prepaid expenses	-	560	560	11,113	8,620	Other	-	1	1	2,529	2,722
Total current assets		151,061	342,173	1,647,913	1,807,071	Total current liabilities		338,836	109,909	663,977	431,391

NONCURRENT ASSETS						NONCURRENT
Long-term investments	4	-	-	551,311	547,978	Long-term liabilities
Trade accounts receivable	5	-		18,783	19,248	Loans and financing	14	-	-	1,040,252	1,081,847
Related companies	8	110,355	3,540	8,945	7,360	Debentures	14	-	300,000	-	300,000
Deferred income and social contribution taxes	9a.	1,191	3,087	55,432	58,201	Related companies	8	33,456	33,456	4,687	4,738
Recoverable taxes	7	25,171	18,739	73,244	65,300	Deferred income and social contribution taxes	9a.	-	-	26,163	26,029
Escrow deposits	-	193	193	17,164	14,332	Other taxes	20a.	-	9,389	31,337	36,473
Prepaid expenses	-	47	187	12,196	13,259	Other	-	-	-	2,724	2,724
Others	-	-	-	1,136	1,265	Total noncurrent liabilities		33,456	342,845	1,105,163	1,451,811
Total long-term assets		136,957	25,746	738,211	726,943
						MINORITY INTEREST	-	-	-	33,795	33,131
Permanent assets
Investments:						SHAREHOLDERS' EQUITY
Subsidiary	10a.	2,059,335	2,025,485	5,185	5,289	Capital	15a.	946,034	946,034	946,034	946,034
Affiliated companies	10b.					Capital reserve	15c.	3,026	3,026	626	550
Other	-	60	60	25,475	25,497	Revaluation reserve	15d.	12,644	13,009	12,644	13,009
Property, plant and equipment	11	-	-	1,178,536	1,111,775	Profit reserves	15e.,15f.	983,230	983,230	983,230	983,230
Intangible	12			59,917	61,013	Treasury shares	15b.	(6,979)	(4,589)	(11,556)	(9,312)
Deferred charges	13	377	-	116,219	112,256	Retained earnings		37,543	-	37,543	-
Total permanent assets		2,059,772	2,025,545	1,385,332	1,315,830	Total shareholders' equity		1,975,498	1,940,710	1,968,521	1,933,511

Total noncurrent assets		2,196,729	2,051,291	2,123,543	2,042,773	Total minority interest and stockholders' equity		1,975,498	1,940,710	2,002,316	1,966,642

						TOTAL LIABILITIES AND STOCKHOLDERS'
TOTAL ASSETS		2,347,790	2,393,464	3,771,456	3,849,844	EQUITY		2,347,790	2,393,464	3,771,456	3,849,844

The accompanying notes are integral part of these interim financial information

Ultrapar Participações S.A.and Subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2007 AND 2006
(In thousands of Brazilian reais - R$, except for earnings per share)

		Parent Company		Consolidated
	Notes	03/31/07	03/31/06	03/31/07	03/31/06

GROSS SALES AND SERVICES	2a.	-	-	1,293,037	1,198,980
Deductions	-	-	-	(118,924)	(101,239)

NET SALES AND SERVICES		-	-	1,174,113	1,097,741
Cost of sales and services	2a.	-	-	(950,882)	(898,709)

GROSS PROFIT		-	-	223,231	199,032

EQUITY IN SUBSIDIARIES AND AFFILIATED COMPANIES	10a.,10b.	33,907	62,095	(103)	59

OPERATING (EXPENSES) INCOME		(11)	(1)	(155,900)	(139,835)
Selling	-	-	-	(53,185)	(45,983)
General and administrative	-	(11)	(1)	(69,680)	(62,559)
Management compensation	-	-	-	(1,153)	(1,244)
Depreciation and amortization	-	-	-	(31,814)	(30,578)
Other operating income, net	-		-	(68)	529

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS		33,896	62,094	67,228	59,256
Financial income (expenses), net		5,053	1,510	(7,846)	12,414
Financial income	18	6,598	14,674	31,767	33,674
Financial expenses	18	(1,545)	(13,164)	(39,613)	(21,260)

INCOME FROM OPERATIONS		38,949	63,604	59,382	71,670
Nonoperating (expenses) income, net	16	-	-	(818)	(2,091)

INCOME BEFORE TAXES ON INCOME AND
MINORITY INTEREST	-	38,949	63,604	58,564	69,579

INCOME AND SOCIAL CONTRIBUTION TAXES		(1,714)	(507)	(20,608)	(11,653)
Current	9b.	-	(578)	(29,658)	(28,430)
Benefit of tax holidays - ADENE	9b.	-	-	2,802	11,369
Deferred	9b.,9c.	(1,714)	71	6,248	5,408

INCOME BEFORE MINORITY INTEREST		37,235	63,097	37,956	57,926
Minority interest	-	-	-	(721)	(1,138)

NET INCOME		37,235	63,097	37,235	56,788

EARNINGS PER SHARE - R$		0.45906	0.77767	0.45906	0.69991

The accompanying notes are integral part of these financial statements.

Ultrapar Participações S.A.and Subsidiaries

1.	OPERATIONS

Ultrapar Participações S.A. (the “Company”), with headquarters in the city of São Paulo, invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemicals (Oxiteno), and services in integrated logistics solution for special bulk (Ultracargo).

2.	PRESENTATION OF INTERIM FINANCIAL INFORMATION AND SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted to record transactions and for the preparation of the interim financial information – ITR are those established by accounting practices derived from the Brazilian Corporation Law  and the Brazilian Securities Commission (CVM).

a)	Results of operations

Determined on the accrual basis of accounting. Revenues from sales and respective costs are recognized when the products are delivered to the customers or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place.

b)	Current and noncurrent assets

Temporary cash and long-term investments are stated at cost, plus accrued income (on a “pro rata temporis” basis), which approximate their market value. Temporary cash investments include the results from hedges, as described in Notes 4 and 19, that management intends to hold to maturity.

The allowance for doubtful accounts is recorded based on estimated losses and is considered sufficient by management to cover potential losses on accounts receivable.

Inventories are stated at the lower of average cost of acquisition or production, that do not overcome the market value.

Other assets are stated at the lower of cost or realizable values, including, when applicable, accrued income and monetary and exchange variation incurred or net of allowances for losses.

c)	Investments

Significant investments in subsidiary and affiliated companies are recorded under the equity method, as shown in Note 10.

Other investments are stated at acquisition cost, net of allowances for losses, should the losses not be considered temporary.

Ultrapar Participações S.A.and Subsidiaries

d)	Property, plant and equipment

Stated at acquisition or construction cost, including financial charges incurred on constructions in progress and include revaluation write--ups based on appraisal reports issued by independent appraisers, in accordance with item 68, letter b), of CVM Resolution No. 183/95, as well as costs related to the maintenance of significant assets during scheduled factory maintenance operations.

Depreciation is calculated on a straight-line basis at the annual rates described in Note 11, and is based on the economic useful live of the assets.

e)	Intangible

Stated at acquisition cost, less allowance for losses, should the losses not be considered temporary, as shown in Note 12.

f)	Deferred charges

Deferred charges comprises costs incurred in the installation of Company equipment  at customers’ facilities amortized over the terms of the LPG supply contracts with these customers, project expenses and goodwill on acquisition of subsidiaries, as stated in Note 13.

g)	Current and noncurrent liabilities

Stated at known or estimated amounts including, when applicable, accrued charges, monetary and exchange rate variations incurred until the interim financial information date.

h)	Income and social contribution taxes on income

Income and social contribution taxes, current and deferred (according to CVM Resolution No. 273/98) are measured on the basis of effective rates and include the benefit of tax holidays as mentioned in Note 9 b).

i)	Basis for translation of the interim financial information of foreign subsidiaries

The interim financial information of foreign subsidiaries are translated into Brazilian reais at the current exchange rate in effect at the date of the interim financial information – ITR. The criteria for preparation of the interim financial information have been adapted to conform to accounting practices derived from the Brazilian Corporation Law.

j)	Cash flow statement

The Company is presenting the statement of cash flow as supplementary information, prepared in accordance with Accounting Standards and Procedures No. 20 (NPC) issued by IBRACON - Brazilian Institute of Independent Auditors.

Ultrapar Participações S.A.and Subsidiaries

k)	Use of estimates

The preparation of interim financial information in accordance with accounting practices derived from the Brazilian Corporation Law requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

3.	CONSOLIDATION PRINCIPLES

The consolidated interim financial information have been prepared in accordance with the basic consolidation principles established by accounting practices adopted in Brazil and by the Brazilian Securities Commission (CVM), and include the following direct and indirect subsidiaries:

	Ownership interest - %
	03/31/2007		12/31/2006
	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
SPGás Distribuidora de Gás Ltda.	-	99	-	99
Companhia Ultragaz S.A.	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	100	-	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. - Tequimar	-	99	-	99
Melamina Ultra S.A. Indústria Química	-	99	-	99
Oxiteno S.A. - Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	-	99	-	-
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Canamex Químicos S.A. de C.V.	-	100	-	100
Canamex Servicios Corporativos S.A. de C.V.	-	100	-	100
Canamex Servicios Industriales S.A. de C.V.	-	100	-	100
Oxiteno International Corp.	-	100	-	100
Oxiteno Overseas Corp.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the interim financial information.

Ultrapar Participações S.A.and Subsidiaries

4.	TEMPORARY CASH AND LONG-TERM INVESTMENTS

These investments, contracted with leading banks, are substantially composed of: (i) private securities issued by leading banks and fixed-income funds, all linked to the interbank deposit rate (CDI); (ii) abroad, in cash investments, in notes issued by the Austrian Government in Brazilian reais and linked to the interbank deposit rate (CDI), and in Dual Currency Deposits; and (iii) currency hedge transaction. Such investments are stated at cost plus accrued income on a “pro rata temporis” basis.

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Austrian notes	-	-	430,326	419,818
Dual Currency Deposits (a)	-	-	540,247	553,100
Foreign investments (b) (d)	-	-	215,455	223,354
Securities and fixed-income funds in Brazil	103,880	279,264	265,404	442,060
Net expenses on hedge transaction (c)	-	-	(61,979)	(52,270)
Total	103,880	279,264	1,389,453	1,586,062

Current portion	103,880	279,264	838,142	1,038,084
Noncurrent portion	-	-	551,311	547,978

(a)
Dual Currency Deposits are investments of the subsidiary Oxiteno Overseas Corp., whose yield can be in US dollars or Brazilian reais, depending on the US dollar rate as of the maturity date. If the US dollar rate is lower than the strike rate on the maturity date, the yield of this operation will be in US dollars plus interest of 7.5% per year; otherwise, it will be in Brazilian reais plus average interest of 26% per year. The subsidiary records the investment at the lower of the two alternative yields, which until March 31, 2007 was represented by the US dollar. Up to March 31, 2007 the exchange rate has always remained below the strike rate.

(b)
Investments made by the subsidiaries Oxiteno Overseas Corp., Oxiteno International Corp., LPG International Inc. and Canamex Químicos S.A. de C.V. in fixed-income funds, certificates of deposit  and investment grade corporate securities.

(c)	Accumulated gain or loss (see Note 19).

(d)
In April 2006, subsidiary Oxiteno Overseas Corp., owner of notes in the amount of US$60 million issued by Companhia Ultragaz S.A. in the international market in 1997 (Original Notes), sold these Original Notes to a foreign financial institution. Concurrently, subsidiary Oxiteno Overseas Corp. acquired from this financial institution a credit linked note backed by the Original Notes. This transaction provides a financial gain for the Company corresponding to the difference between the interest rate paid for the credit linked note and the Original Notes, as mentioned in Note 14.b).

Ultrapar Participações S.A.and Subsidiaries

5.	TRADE ACCOUNTS RECEIVABLE (CONSOLIDATED)

	03/31/2007	12/31/2006

Domestic customers	398,137	375,464
Foreign customers	65,964	76,465
(-) Advances on foreign exchange contracts	(39,126)	(50,918)
(-) Allowance for doubtful accounts	(22,479)	(21,751)
	402,496	379,260

Current portion	383,713	360,012
Noncurrent portion	18,783	19,248

The changes in the allowance for doubtful accounts are shown below:

Balance at December 31, 2006	21,751
Addition recorded as selling expenses	1,719
Utilization	(991)
Balance at March 31, 2007	22,479

6.	INVENTORIES (CONSOLIDATED)

	03/31/2007			12/31/2006
	Cost	Provision for losses	Net	Cost	Provision for losses	Net

Finished products	114,302	(2,132)	112,170	98,761	(1,528)	97,233
Work in process	783	-	783	594	-	594
Raw materials	50,262	(40)	50,222	65,502	(114)	65,388
Liquefied petroleum gas (LPG)	24,093	-	24,093	23,410	-	23,410
Supplies and cylinders for resale	28,294	(587)	27,707	20,913	(492)	20,421
Advances to suppliers - mainly LPG	13,038	-	13,038	10,119	-	10,119
	230,772	(2,759)	228,013	219,299	(2,134)	217,165

The changes in the provision for losses on inventories are shown below:

Balance at December 31, 2006	2,134
Additions	633
Reversal	(8)
Balance at March 31, 2007	2,759

Ultrapar Participações S.A.and Subsidiaries

7.	RECOVERABLE TAXES

Represented substantially by credit balances of ICMS (state Value Added Tax - VAT), PIS and COFINS (taxes on revenue), and income and social contribution taxes.

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Income and social contribution taxes	27,879	26,636	73,706	75,299
ICMS	-	-	112,983	101,034
Provision for losses - ICMS (*)	-	-	(34,433)	(31,438)
PIS and COFINS	21	21	18,131	28,396
VAT of subsidiary Canamex Químicos S.A. de C.V.	-	-	11,855	8,474
Other	41	41	1,673	1,337
Total	27,941	26,698	183,915	183,102

Current portion	2,770	7,959	110,671	117,802
Noncurrent portion	25,171	18,739	73,244	65,300

(*)	The provision refers to credit balances that the subsidiaries estimate they will not be able to offset in the future.

The changes in the provision for losses on ICMS are shown below:

Balance at December 31, 2006	31,438
Addition	4,050
Reversal	(1,055)
Balance at March 31, 2007	34,433

The increase in the balance of ICMS is mainly due to the increase in ICMS credits of the Camaçari (Bahia State) plant of the subsidiary Oxiteno Nordeste S.A - Indústria e Comércio,  due to measures taken by the Bahia State, which made it difficult to utilize credits for import payment or to transfer them to third parties. The total balance of credits from this plant corresponds to R$ 60,419 as of March 31, 2007 (R$ 50,241 as of December 31, 2006), of which R$ 28,606 have already been reviewed by the tax authorities and are awaiting release by the state finance department of Bahia for commercialization. In addition to these credits, the subsidiary’s management is working on a series of additional measures for consumption of the plant’s ICMS balance. The allowance for loss of the plant’s credits was recognized on the basis of the maximum discount expected on their commercialization. The PIS and COFINS credits of the subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio, arose from the favorable outcome of a lawsuit in 2006 and are being utilized to offset other federal taxes, mainly income and social contribution taxes on income.

8.	RELATED COMPANIES

	Parent Company
	Loan
	Asset	Liability
Oxiteno S.A. - Indústria e Comércio	85,440	-
Oxiteno Nordeste S.A. - Indústria e Comércio	13,615	33,000
Bahiana Distribuidora de Gás Ltda	1,500	-
Ultragaz Participações Ltda.	9,800	-
Melamina Ultra S.A. Indústria Química	-	456
Total at March 31, 2007	110,355	33,456

Total at December 31, 2006	3,540	33,456

	Consolidated
	Loans		Trade accounts
	Asset	Liability	Receivable	Payable

Química da Bahia Indústria e Comércio S.A.	-	3,585	-	-
Serma Associação dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	8,783	-	-	-
Petroquímica União S.A.	-	-	-	12
Oxicap Indústria de Gases Ltda.	-	-	-	857
Liquigás Distribuidora S.A	-	-	160	-
Petróleo Brasileiro S.A. Petrobras	-	-	8,615	-
Copagaz Distribuidora de Gás S.A.	-	-	76	-
Braskem S.A.	-	-	-	7,330
SHV Gás Brasil Ltda.	-	-	87	-
Plenogás - Distribuidora de Gás S.A.	-	871	-	-
Other	162	231	36	-
Total at March 31, 2007	8,945	4,687	8,974	8,199

Total at December 31, 2006	7,360	4,738	399	13,768

	Consolidated
	Operations		Financial
	Sales	Purchases	expenses

Petroquímica União S.A.	-	28,158	-
Oxicap Indústria de Gases Ltda.	-	2,396	-
Liquigás Distribuidora S.A	845	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	(55)
Petróleo Brasileiro S.A. Petrobras	12	496,680	-
Copagaz Distribuidora de Gás S.A.	223	-	-
Braskem S.A.	15,126	181,106	-
SHV Gás Brasil Ltda.	306	-
Other	217	-	-
Total at March 31, 2007	16,729	708,340	(55)

Total at March 31, 2006	11,836	643,637	(85)

Ultrapar Participações S.A.and Subsidiaries

The loan balance with Química da Bahia Indústria e Comércio S.A. is adjusted based on the Brazilian long-term interest rate (TJLP). Other loans are not subject to financial charges. Purchase and sale transactions refer substantially to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions.

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. The tax credits are based on continuing profitability from operations. Deferred income and social contribution taxes are presented in the following principal categories:

	Parent Company		Consolidated
	03/31/2007	12/31/2006	03/31/2007	12/31/2006

Assets:
Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	22,124	20,401
Provision for contingencies	-	3,087	12,269	13,334
Other provisions	264	82	27,250	25,825
Income and social contribution tax loss carryforwards	1,191	-	31,669	25,939
Total	1,455	3,169	93,312	85,499

Current portion	264	82	37,880	27,298
Noncurrent portion	1,191	3,087	55,432	58,201

Liabilities:
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	773	865
Income earned abroad	-	-	25,544	25,337
Total	-	-	26,317	26,202

Current portion	-	-	154	173
Noncurrent portion	-	-	26,163	26,029

Ultrapar Participações S.A.and Subsidiaries

The estimated recovery of deferred income and social contribution tax assets is shown below:

	Parent Company	Consolidated

	264	37,880
From 1 to 2 years	994	21,393
From 2 to 3 years	197	12,695
From 3 to 4 years	-	21,344
	1,455	93,312

b)	Conciliation of income and social contribution taxes in the statements of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Parent Company		Consolidated
	03/31/2007	03/31/2006	03/31/2007	03/31/2006

Income before taxes, equity in subsidiary and affiliated companies and minority interest	5,042	1,509	58,667	69,520
Official tax rates - %	34	34	34	34
Income and social contribution taxes at official rates	(1,714)	(513)	(19,947)	(23,637)
Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable income	-	6	(3,421)	48
Adjustments to estimated income	-	-	190	443
Workers’ meal program (PAT)	-	-	114	250
Other	-	-	(346)	(126)
Income and social contribution taxes before benefit of tax holidays	(1,714)	(507)	(23,410)	(23,022)
Benefit of tax holidays - ADENE	-	-	2,802	11,369
Income and social contribution taxes in the statements of income	(1,714)	(507)	(20,608)	(11,653)

Current	-	(578)	(29,658)	(28,430)
Deferred	(1,714)	71	6,248	5,408
Benefit of tax holidays - ADENE	-	-	2,802	11,369

Ultrapar Participações S.A.and Subsidiaries

c)	Tax exemption

The following subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

		Incentive	Expiration
Subsidiary	Plants	-%	date

Oxiteno Nordeste S.A. - Indústria e Comércio (*)	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe plant	75	2013
	Suape plant	100	2007
	Ilhéus plant	25	2008
	Aracaju plant	25	2008
	Caucaia plant	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	75	2012
	Suape Terminal	75	2015

(*)
In December 2006, this plant’s exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2016. The subsidiary expects to have a response to this request by May 2007, having been successful in previous similar requests. Should this 75% reduction not be approved, the Subsidiary will file a new request with ADENE, for 25% income tax reduction until 2008 and 12.5% from 2009 to 2013, to which it is entitled for being located in a development region and exercising an economic activity that is considered as priority for the area. Should the income tax reduction be approved, the subsidiary will have to wait the manifestation of the Federal Revenue Service, which has a period of 120 days to endorse it. After this period the subsidiary will recorded the value of this reduction in its statements, with retroactive effect to January  01, 2007.

Ultrapar Participações S.A.and Subsidiaries

10.	INVESTMENTS

a)	Subsidiaries of the Company

	Investiments		Equity method
	03/31/2007	12/31/2006	03/31/2007	03/31/2006

Ultragaz Participações Ltda.	382,864	374,032	8,888	21,235
Ultracargo – Operações Logísticas e Participações Ltda.	207,091	206,292	799	(106)
Imaven Imóveis e Agropecuária Ltda.	47,242	46,072	1,171	1,180
Oxiteno S.A.- Indústria e Comércio	1,422,138	1,399,089	23,049	39,786
	2,059,335	2,025,485	33,907	62,095

b)	Affiliated Companies (consolidated)

	Investiments		Equity method
	03/31/2007	12/31/2006	03/31/2007	03/31/2006

Química da Bahia Indústria e Comércio S.A.	3,503	3,475	28	43
Oxicap Indústria de Gases Ltda.	1,682	1,814	(131)	16
	5,185	5,289	(103)	59

In the consolidated of the interim financial information, the investment of subsidiary Oxiteno S.A. - Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliate’s interim financial information as of February 28, 2007 and the investment of subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio in the affiliated company Química da Bahia Indústria e Comércio S.A. is carried under equity method based on the affiliate’s interim financial information as of March 31, 2007.

Ultrapar Participações S.A.and Subsidiaries

11.	PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

	Annual	03/31/2007				12/31/2006
	depreciation average	Revalued	Accumulated	Allowance	Net book	Net book
	rates - %	cost	(b) depreciation	for realization	value	value

Land	-	47,448	-	(374)	47,074	46,676
Buildings	4	346,755	(144,621)	-	202,134	204,237
Leasehold improvements	4	97,996	(22,731)	(604)	74,661	68,456
Machinery and equipment	8	930,793	(482,549)	(655)	447,589	458,265
Gas tanks and cylinders	10	278,332	(165,917)	-	112,415	114,447
Vehicles	21	152,529	(120,282)	-	32,247	35,622
Furniture and fixtures	10	25,316	(10,253)	-	15,063	14,912
Construction in progress	-	160,234	-	-	160,234	107,034
Advances to suppliers	-	74,532	-	-	74,532	49,231
Imports in transit	-	1,150	-	-	1,150	523
IT equipment	20	46,566	(35,129)	-	11,437	12,372
		2,161,651	(981,482)	(1,633)	1,178,536	1,111,775

The changes in the provision for losses on property, plant and equipment are shown below:

Balance at December 31, 2006	1,259
Addition	374
Balance at March 31, 2007	1,633

The subsidiaries recorded, in previous years, revaluation of property, plant and equipment items. The revaluation balances are shown below:

	03/31/2007			12/31/2006
		Accumulated	Net book	Net book
	Revaluation	depreciation	value	value

Land	15,469		15,469	15,503
Buildings	43,866	(34,545)	9,321	9,771
Machinery and equipment	31,738	(30,712)	1,026	1,086
Gas tanks and cylinders	48,910	(48,910)	-	-
Vehicles	784	(784)	-	-
	140,767	(114,951)	25,816	26,360

The depreciation of theses revaluations in the amount of R$ 438 as of March 31, 2007 (R$ 484 as of March 31, 2006) was recorded in the statements of income. The amount of deferred taxes on revaluations totals R$ 7,275 as of March 31, 2007 (R$ 7,491 as of December 31, 2006), of which R$ 773 as of March 31, 2007 (R$ 865 as of December 31, 2006) is recorded as noncurrent liabilities, as shown in Note 9.a), and R$ 6,502 as of March 31, 2007 (R$ 6,626 as of December 31, 2006) is accrued in the same period in which certain subsidiaries realize the revaluation reserve, since these revaluations occurred prior to the issuance of CVM Resolution No. 183/95.

Ultrapar Participações S.A.and Subsidiaries

Construction in progress refers substantially to construction of the fatty alcohols plant of  subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. in the amount of  R$ 74,909, and the new alkoxylation plant of subsidiary Oxiteno S.A. - Indústria e Comércio in the amount of R$ 35,573, as well as expansions and renovations of the subsidiaries’ plants.

Advances to suppliers refer basically to purchase of equipment for the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.

12.	INTANGIBLE (CONSOLIDATED)

	Annual	03/31/2007				12/31/2006
	amortization average		Accumulated	Provision	Net book	Net book
	rate - %	Cost	amortization	for losses	value	value

Software	20	66,127	(42,263)	-	23,864	24,575
Commercial property rights	3	16,334	(1,809)	-	14,525	14,663
Goodwill	20	15,466	(9,820)	-	5,646	6,138
Technology	20	20,662	(5,214)	-	15,448	15,197
Other	10	1,372	(102)	(836)	434	440
		119,961	(59,208)	(836)	59,917	61,013

The changes in the provision for losses on intangibles are shown below:

Balance at December 31, 2006	836
Addition	-
Balance at March 31, 2007	836

Commercial property rights, mainly those described below:

•
On July 11, 2002, subsidiary Terminal Químico de Aratu S.A. - Tequimar  signed a contract with CODEBA - Companhia Docas do Estado da Bahia for use of the site where the Aratu Terminal is located for another 20 years, renewable for the same period. The price paid by Tequimar amounted to R$ 12,000 and is being amortized from August 2002 to July 2042.

•
Further, subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease agreement for an area adjacent to the Port of Santos for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receiving, tanking, handling and distribution of bulk liquids. The price paid by Tequimar was R$ 4,334 and is being amortized from August 2005 until December 2022.

Ultrapar Participações S.A.and Subsidiaries

13.	DEFERRED CHARGES (CONSOLIDATED)

	Annual	03/31/2007			12/31/2006
	amortization average		Accumulated	Net book	Net book
	rates - %	Cost	amortization	value	value

Expenses with studies and projects	20	57,781	(12,790)	44,991	39,744
Pre-operating expenses	12	6,683	(2,733)	3,950	4,596
Installation of Ultrasystem equipment at customers’ facilities	33	164,862	(103,187)	61,675	61,005
Goodwill	37	7,670	(2,945)	4,725	5,950
Other	20	2,152	(1,274)	878	961
		239,148	(122,929)	116,219	112,256

Expenses on studies and projects include, mainly, the LPG distribution structure review project and expenses for the Rio de Janeiro Petrochemical Complex (COMPERJ) project.

14.	LOANS, FINANCING AND DEBENTURES (CONSOLIDATED)

a)	Composition

				Annual
			Index/	Interest
Description	03/31/2007	12/31/2006	currency	rate 2007 - %	Maturity

Foreign currency:
Syndicated loan	124,750	128,460	US$	5.05	2008
Notes in the foreign market (b)	522,923	535,576	US$	7.25	2015
Notes in the foreign market (c)	126,161	128,665	US$	9.0	2020
Working capital loan	4,077	1,375	MX$ + TIIE (i)	1.0	2008
Foreign financing	24,625	26,155	US$ + LIBOR	2.0	2009
Inventories and property, plant and equipment financing	13,891	14,445	MX$ + TIIE (i)	From 1.25 to 2.0	From 2009 to 2011
Advances on foreign exchange contracts	4,043	1,295	US$	From 5.20 to 5.63	Maximum of 59 days
National Bank for Economic and Social Development (BNDES)	10,693	12,890	UMBNDES (ii)	From 8.63 to 10.38	From 2007 to 2011
National Bank for Economic and Social Development (BNDES)	10,154	10,120	US$	From 7.68 to 10.83	From 2010 to 2013
Export prepayments, net of linked operations	10,383	11,100	US$	6.2	2008
Subtotal	851,700	870,081

Local currency:
National Bank for Economic and Social Development (BNDES)	196,726	199,890	TJLP (iii)	From 1.50 to 4.85	From 2007 to 2013
National Bank for Economic and Social Development (BNDES)	4,645	7,005	IGP-M (iv)	6.5	2008
Government Agency for Machinery and Equipment Financing (FINAME)	36,901	40,742	TJLP (iii)	From 2.5 to 4.85	From 2007 to 2011
Research and projects financing (FINEP)	55,398	46,881	TJLP (iii)	From (2.0) to 5.0	From 2009 to 2014
Debentures (d)	303,078	312,794	CDI	102.5	2008
Banco do Nordeste do Brasil	19,790	19,790		From 9.78 to 11.5	2018
Other	483	217
Subtotal	617,021	627,319
Total financing and debentures	1,468,721	1,497,400
Current liabilities
Long-term liabilities	(428,469)	(115,553)
	1,040,252	1,381,847

(i)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

(ii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of the BNDES debt in foreign currency, 93%, of which is linked to the U.S. dollar.

(iii)	TJLP = fixed by the CMN (National Monetary Council); TJLP is the basic cost of BNDES financing.

(iv)	IGP-M = General Market Price Index, is a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.

The long-term portion matures as follows:

	03/31/2007	12/31/2006

From 1 to 2 years	220,163	529,331
From 2 to 3 years	92,872	101,468
From 3 to 4 years	36,996	37,404
From 4 to 5 years	24,288	21,686
Over 5 years	665,933	691,958
	1,040,252	1,381,847

Ultrapar Participações S.A.and Subsidiaries

b)	Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$60 million in notes, (Original Notes), maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired the full amount of Original Notes issued by Companhia Ultragaz S.A., with funds from a syndicated loan in the amount of US$60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was guaranteed by the Company and the subsidiary Oxiteno S.A. - Indústria e Comércio.

In April 2006, the subsidiary Oxiteno Overseas Corp. sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 4, thus obtaining an additional return on this investment. The transaction matures in 2020, and the subsidiary as well as the financial institution may redeem it early, although the subsidiary has only an annual option of redemption (purchase) in or after June 2008. In the event of insolvency of the financial institution, Companhia Ultragaz S.A. would be required to settle the Original Notes, although Oxiteno Overseas Corp. would continue to be the creditor of the credit linked note. Thus, the Company stopped eliminating the Original Notes in its interim financial information.

c)	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A. - Indústria e Comércio.

As a result of the issuance of notes and the syndicated loan, the Company and its subsidiaries mentioned above are subject to covenants that limit, among other things:

•
Limitation of transactions with shareholders that hold  amounts of 5% or more of any class of Capital Stock of the Company, except upon fair and reasonable terms no less favorable to the Company than could be obtained in a comparable arm’s-length transaction with a third party;

•	Obligation of having Board of Directors resolution for transactions with related parties higher than US$15 million (excepting transactions by the Company with subsidiaries and between subsidiaries);

•	Restriction of disposal of the totality or near totality of the assets of Company and subsidiaries;

•	Restriction of encumbrances on assets in excess of US$150 million or 15% of the value of consolidated tangible assets;

Ultrapar Participações S.A.and Subsidiaries

•	Maintenance of financial ratio, between consolidated net debt and consolidated EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization), less than or equal to 3.5; and

•	Maintenance of financial ratio, between consolidated EBITDA and consolidated net financial expenses higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this nature and have not limited their ability to conduct their businesses to date.

d)	Debentures

On March 1, 2005, the Company issued a single series of 30,000 nonconvertible debentures, whose main features are:

Nominal unit value:	R$ 10,000.00

Final maturity:	March 1, 2008

Nominal value payment:	Lump sum at final maturity

Yield:	102.5% of CDI

Yield payment:	Semiannually, beginning March 1, 2005

Repricing:	None

The debentures are subject to commitments that restrict, among other things, certain operations of merger or spin-off, as well as the disposal of operating assets that would result in a reduction of more than 25% of consolidated net sales, and also included the obligation to maintain a consolidated net debt to consolidated EBITDA ratio less than or equal to 3.5. Thus far, none of these commitments have restricted the ability of the Company and its subsidiaries to conduct business.

Ultrapar Participações S.A.and Subsidiaries

e)	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	03/31/2007	12/31/2006

Amount of financing secured by:
Property, plant and equipment	38,134	42,667
Shares of affiliated companies and minority stockholders’ guarantees	4,645	7,005
	42,779	49,672

Other loans are collateralized by guarantees issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 1,041,278 as of March 31, 2007  (R$ 1,073,134 as of December 31, 2006).

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make a payment under the guarantees, the subsidiary may recover such amounts paid directly from its customers through commercial collection. Maximum future payments related to these guarantees amount to R$ 29,936 as of March 31, 2007 (R$ 34,879 as of December 31, 2006), with terms of up to 210 days. As of March 31, 2007, the Company and its subsidiaries have not incurred any loss nor recorded any liability related to these guarantees.

15.	SHAREHOLDERS’ EQUITY

a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 81,325,409 shares without par value, comprised of 49,429,897 common and 31,895,512 preferred shares.

As of March 31, 2007, 12,600,661 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

At the beginning of 2000, the Company granted, through a shareholders agreement, tag-along rights, which assure to minority stockholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company.

Ultrapar Participações S.A.and Subsidiaries

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$ 1,500,000, by means of issuance of common or preferred shares, without keeping the existing ratio, observed the limit of 2/3 of preferred shares to the total shares issued.

b)	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

During the first quarter of 2007, 45,000 preferred shares were acquired at the average cost of R$ 53.12 per share regarding to the share repurchase program approved in the Board of Director’s Meeting of August 02, 2006.

As of March 31, 2007, the Company’s interim financial information  record 206,697 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$ 33.15 and R$ 19.30 per share, respectively. The consolidated financial information record 453,647 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$ 28.03 and R$ 19.30 per share, respectively.

The market price of preferred shares issued by the Company as of March 31, 2007 on the São Paulo Stock Exchange (BOVESPA) was R$ 60.90.

c)	Capital reserve

The capital reserve in the amount of R$ 3,026 reflects the goodwill on the disposal of shares at market price to be held in treasury in the Company’s subsidiaries, at the average price of R$ 36.00 per share. Executives of these subsidiaries were given the usufruct opportunity to have such shares, as described in Note 21.

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95,as mentioned in Note 11.

e)	Retention of profits reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

Ultrapar Participações S.A.and Subsidiaries

f)	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiaries and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, disposal and write-off of investments.

g)	Conciliation of shareholders’ equity - Company and consolidated

	03/31/2007	12/31/2006

Shareholders’ equity – Company	1,975,498	1,940,710
Treasury shares held by subsidiaries, net of realization	(4,577)	(4,723)
Capital reserve arising from sale of treasury shares to subsidiaries, net of realization	(2,400)	(2,476)
Shareholders’ equity - consolidated	1,968,521	1,933,511

h)	Reconciliation of net income – Parent Company and consolidated

The reconciliation of net income, Parent Company and consolidated, shows the effect of the reversal of the allowance for scheduled factory maintenance of some subsidiaries, net of income and social contribution taxes, recorded in retained earnings, in accordance with CVM Resolution No. 489/05 and Technical Interpretation No. 01/06 by IBRACON, as follows:

03/31/2006

Net income – Parent Company	63,097
Reversal of allowance for factory maintenance by the subsidiary Oxiteno S.A. Indústria e Comércio	(796)
Reversal of allowance for factory maintenance by the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio	(5,513)
Net income – consolidated	56,788

Ultrapar Participações S.A.and Subsidiaries

16.	NONOPERATING EXPENSES, NET (CONSOLIDATED)

Composed mainly of R$ 1,175 as of March 31, 2007 (R$ 41 as of March 31, 2006) in write-off of deferred assets related to studies and projects, and R$ 357 as of March 31, 2007 (R$ 2,050 as of March 31, 2006) of result on the sale of property, plant and equipment, mainly gas cylinders and vehicles.

17.	SEGMENT INFORMATION

The Company has three reportable segments: gas, chemicals and logistics. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment primarily produces ethylene oxide and by products, which are raw materials for the textiles, foods, cosmetics, detergents, agricultural chemicals, paints and varnishes industries, among other. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast Regions of Brazil. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices approximating those that could be obtained with third parties.

The main financial information about each of the Company’s reportable segments is presented as follows:

	03/31/2007					03/31/2006
	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Net sales, net of related-party transactions	735,061	396,225	42,803	24	1,174,113	1,097,741
Income from operations before financial income (expenses) and equity in subsidiary and affiliated companies	31,027	30,031	4,880	1,393	67,331	59,197
Total assets, net of related parties	881,813	2,404,488	338,044	147,111	3,771,456	3,481,445

Ultrapar Participações S.A.and Subsidiaries

18.	FINANCIAL INCOME AND EXPENSES, NET (CONSOLIDATED)

	03/31/2007	03/31/2006

Financial income:
Interest on temporary cash investments and noncurrent investments	35.959	43,371
Interest on trade accounts receivable	1.534	1,605
Monetary and exchange variation income	(5.899)	(11,882)
Other income	173	580
	31.767	33,674
Financial expenses:
Interest on loans and financing	(20.718)	(20,324)
Interest on debentures	(9.516)	(12,807)
Bank charges	(2.745)	(2,806)
Monetary and exchange variations expenses	6.843	14,350
Financial results from currency hedge transactions	(5.951)	(9,039)
CPMF/IOF/other financial expenses (see Note 20 a))	(4.953)	11,000
Other expenses	(2.573)	(1,634)
	(39.613)	(21,260)

Financial (expenses) income, net	(7,846)	12,414

Ultrapar Participações S.A.and Subsidiaries

19.	RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

•
Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of March 31, 2007, Oxiteno S.A. - Indústria e Comércio and its subsidiaries maintained R$ 1,547 (R$ 1,558 as of December 31, 2006) and the subsidiaries of Ultragaz Participações Ltda. maintained R$ 20,739 (R$ 20,020 as of December 31, 2006) as an allowance for doubtful accounts.

•
Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. Temporary cash investments of the Company and its subsidiaries are comprised mainly  of transactions linked to the CDI, as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Borrowings are mainly originated from the BNDES, debentures and foreign currency financing, as mentioned in Note 14.

•
Exchange rate - The Company’s subsidiaries use hedge instruments (mainly CDI and US$) available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such hedges have amounts, periods and indexes substantially equivalent to the assets and liabilities in foreign currency to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian reais at March 31, 2007 and December 31, 2006:

	03/31/2007	12/31/2006

Assets:
Investments abroad and hedges	80,395	94,417
Foreign cash and cash equivalents	830	861
Temporary cash and long-term investments in foreign currency	755,702	776,454
Receivables from foreign customers, net of advances on exchange contracts and allowance for loss	26,655	25,352
	863,582	897,084
Liabilities:
Foreign currency financing	851,700	870,081
Import payables	19,322	30,872
	871,022	900,953

Net asset position	(7,440)	(3,869)

Ultrapar Participações S.A.and Subsidiaries

The exchange rate variation related to cash and banks, investments, temporary cash investments, and long-term cash investments of foreign subsidiaries was recorded as financial expense in the consolidated financial information of income for March 31, 2007, in the amount of R$ 5,993 (financial expense of R$ 11,545 as of March 31, 2006).

•	Market value of financial instruments

Market value of financial instruments as of March 31, 2007 and December 31, 2006  are as follows:

	03/31/2007		12/31/2006
	Book	Market	Book	Market
	value	value	value	value

Financial assets:
Cash and banks	30,938	30,938	31,992	31,992
Temporary cash investments	838,142	839,217	1,038,084	1,034,144
Noncurrent investments	551,311	566,791	547,978	564,379
	1,420,391	1,436,946	1,618,054	1,630,515

Financial liabilities:
Current and long-term loans	1,165,643	1,201,088	1,184,606	1,211,849
Current and long-term debentures	303,078	303,063	312,794	312,748
	1,468,721	1,504,151	1,497,400	1,524,597

Investment-
Investments in affiliated companies	25,475	28,002	25,497	28,978

The market value of financial instruments was obtained through the commonly used marking to market methodology, which consists of carrying the balances of the instruments until the maturity at the respective contracted rates, discounting them to present value at market rates as of March 31, 2007 and December 31, 2006. The market value of investment in affiliated company is based on the share price trading on the São Paulo Stock Exchange (BOVESPA).

20.	CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

a)	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in a collective labor agreement, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of March 31, 2007.

Ultrapar Participações S.A.and Subsidiaries

The subsidiaries Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda. are parties to an administrative proceeding at the SDE (Economic Law Department), linked to CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in municipalities of a region of the State of Minas Gerais in 2001. In September 2005, the SDE issued a technical notice recommending to CADE a ruling against the companies involved in this proceeding. In their defense, the subsidiaries’ arguments, among others, are that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices; and (ii) no consistent evidence was attached to the proceeding’s records. In view of the arguments presented, the fact that the technical notice has no binding effect on CADE’s decision, and their legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the subsidiaries can still discuss the issue at the judicial level.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for property damage and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 58 lawsuits judged thus far, a favorable judgment was obtained for 57, and of these 18 have already been dismissed;  only 1 had an unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is R$ 17. Three lawsuits have not yet been judged. The subsidiary has insurance coverage for these lawsuits, and the uninsured contingent amount is R$ 23,595. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. Recently the STF has decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own lawsuits. As of March 31, 2007, final decisions were rendered for the Company and its subsidiaries which reversed the accrual previously recorded, in the amount of R$ 12,759 (R$ 15,886 as of March 31, 2006), net of attorney’s fees. The Company has other subsidiaries whose lawsuits have not yet been judged. Thus, should there be final favorable outcomes for the subsidiaries in all lawsuits still not judged, the Company estimates that the total positive effect in income before income and social contribution taxes should reach R$ 2,141, net of attorney’s fees.

Subsidiary Oxiteno S.A. - Indústria e Comércio accrued R$ 9,045 as of March 31, 2007 (R$ 8,897 as of December 31, 2006) for ICMS tax assessments being judged at lower-level and appeal-level administrative courts. The subsidiary is currently awaiting decision on the appeal.

Ultrapar Participações S.A.and Subsidiaries

Subsidiary Utingás Armazenadora S.A. has challenged in court ISS (Service Tax) tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the lower-court decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of March 31, 2007 is R$ 38,263 (R$ 33,351 as of December 31, 2006).

On October 7, 2005, the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably corporate income tax and social contribution taxes. According to the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the amount of R$ 41,814 as of March 31, 2007 (R$ 32,346 as of December 31, 2006) and recognizing the corresponding liability for this purpose.

Subsidiaries Ultragaz Participações Ltda, Cia. Ultragaz S.A., Utingás Armazenadora S.A., Terminal Químico de Aratu S.A. – Tequimar,  Transultra - Armazenamento e Transporte Especializado Ltda. and Ultracargo Operações Logísticas e Participações Ltda., hold judicial measures petitioning the full and immediate utilization of supplementary monetary adjustment based on the Consumer Price Index (IPC) / National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91), and accrued R$ 12,530 as of March 31, 2007 as a possible contingency, in case of unfavorable outcome of such lawsuits.

On December 29, 2006, the subsidiaries Oxiteno S.A Indústria e Comércio, Oxiteno Nordeste S.A Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda filed for an injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste S.A Indústria e Comércio received an injunction and is paying the amounts into judicial deposits, as well as recording the respective accrual as of March 31, 2007 in the amount of R$ 930; the others subsidiaries did not receive similar injunction and are waiting the judgment of an appeal to Regional Federal Court – TRF.

The Company and its subsidiaries filed a request for an injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution  (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year. There are good precedents for these discussions when it is proven that there was only a postponement of payment of IRPJ and CSLL to the following years, as is the case of the Company’s subsidiaries, and legal counsel understands that the chances of success of the challenge in the judicial sphere is possible. The contingency is estimated at R$ 6,419.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Ultrapar Participações S.A.and Subsidiaries

Judicial deposits and provisions are summarized below:

Provisions	Balance in 12/31/2006	(e) Additions	Write-off	Interest	Balance in 03/31/2007

Income and social contribution taxes	36,030	22,518	-	952	59,500
PIS and COFINS on other revenues	14,469	-	(12,759)	156	1,866
ICMS	15,864	930	(6,768)	231	10,257
INSS	2,172	-		-	2,172
PIS on rendering of services	284			2	286
(-) Judicial deposits	(32,346)	(9,478)	-	(920)	(42,744)
Total of other taxes and contributions	36,473	13,970	(19,527)	421	31,337

b)	Contracts

Subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA  and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of March 31, 2007, such rates were R$ 4.59 and R$ 3.97 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts.

Subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A, that establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the period ended March 31, 2007 and 2006, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment		Actual demand
	2007	2006	2007	2006

In tons	180.000	137.900	51.221	44.995

On August 16, 2006, the subsidiary signed a memorandum of understanding, altering the ethylene supply contract with Braskem S.A. described above. The memorandum of understanding regulates new conditions of ethylene supply through 2021, and in 2007 and 2008 the subsidiary is having access to an additional volume of ethylene, with the minimum quantity in tons increasing to 180 thousand and 190 thousand, respectively.

Ultrapar Participações S.A.and Subsidiaries

c)	Insurance coverage for subsidiaries

The Company has insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the plants and other branches of all subsidiaries, with coverage amounting to US$404 million.

For the plants of Oxiteno S.A. - Indústria e Comércio, Oxiteno Nordeste S.A. - Indústria e Comércio and Canamex Químicos S.A. de C.V., there is also loss of income insurance against losses from potential accidents related to their assets, with coverage amounting to US$242 million.

A civil liability insurance program covers the Company and its subsidiaries, with global coverage of US$200 million, for losses and damage from accidents caused to third parties, related to the commercial and industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

21.	SHARE COMPENSATION PLAN (CONSOLIDATED)

The Extraordinary Shareholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares after ten years from the initial grant, provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to executives until March 31, 2007, including taxes, was R$ 12.263 (R$ 12,263 as of December 31, 2006). This amount is being amortized over a period of ten years and the amortization related as of March 31, 2007  in the amount of R$ 307 (R$ 223 as of March 31,  2006), was recorded as an operating expense for the period.

Ultrapar Participações S.A.and Subsidiaries

22.	EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, loans for the acquisition of vehicles and personal computers are available to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11%, of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they have the option to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name in Ultraprev; or (ii) a fixed-monthly amount that will deplete the fund accumulated in the participant’s name in a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt of the retirement benefit. As of March 31, 2007, the Company and its subsidiaries contributed R$ 873 (R$ 800 as of March 31, 2006) to Ultraprev, which was charged to income for the period. The total number of participating employees as of March  31, 2007 was 5,654, with 6 participants retired to date. Additionally, Ultraprev has 1 active participant and 31 former employees receiving defined benefits according to the policies of a previous plan.

Ultrapar Participações S.A.and Subsidiaries

23.	SUBSEQUENT EVENT

On April 18, 2007 Ultrapar (for itself), and acting as a commission agent of Braskem S.A. and Petróleo Brasileiro S.A. - Petrobras, acquired for R$ 2,113,107 from the controlling shareholders of Grupo Ipiranga, 66.2% of common shares and 13.9% of preferred shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), 69.2% of common shares and 13.5% of preferred shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), and 3.8% of common shares and 0.4% of preferred shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”). Of the total amount, Braskem and Petrobras paid R$ 1,394,675 to Ultrapar, under the terms of the commission established between the parties.

Under the terms of the agreement entered into among Ultrapar, Braskem and Petrobras, Ultrapar holds the control of the fuel distribution and lubricant businesses located in the South and Southeastern regions (“Assets of South Distribution”), Petrobras holds the control of fuel distribution and lubricant business located in the North, Northeast and Center-West regions (“Assets of North Distribution”), and Braskem holds control of the petrochemical assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (IPQ) and the ownership in Copesul – Companhia Petroquímica do Sul (Copesul). The assets related to the oil refining operations withheld by RPI are equally shared among Petrobras, Ultrapar and Braskem.

In the same agreement, the parties established that Ultrapar is responsible for executing a corporate restructuring of the acquired companies, with the objective of separating the assets attributed to each one of the acquirors, whose stages are:

a) Tag Along Share Offering for the purchase of common shares issued by RPI, DPPI, CBPI and IPQ;

b) Merger of shares issued by RPI, DPPI and CBPI into Ultrapar;

c) Segregation of the assets through: (i) capital reduction of RPI and CBPI, in order to directly transfer the Petrochemical Assets to Ultrapar, and subsequent transfer to Braskem and Petrobras, and (ii) split of CBPI to transfer the North Distribution Assets to a Petrobras subsidiary.

For this acquisition, Ultrapar issued, on April 11, 2007, debentures in the amount of R$ 889,000, of which the first series was received on April 18, 2007, in the total amount of R$ 675,000 with maturity on April 11, 2008 and semiannual interest payment of 102.5% of CDI, and the second series in the amount of R$ 214,000 remains to be issued.

Ultrapar Participações S.A.and Subsidiaries

On April 17, 2007, the CADE (Administrative Council for Economic Defense) issued a writ of prevention aiming to keep the reversibility of the asset acquisition by Braskem and Petrobras, as described in the press release of April 18, 2007. The determination with regard to the Petrochemical Assets effectively were reviewed on April 25, 2007, in a decision homologated by CADE’s Plenary assembly, with celebration, for Braskem, of a protection agreement for the operation reversibility (APRO). CADE recognized maintenance of the minority participation maintenance by Petrobrás in Copesul after the acquisition. With regard to the fuel distribution, Petrobrás and Ultrapar were requested to present to CADE an alternative model of corporate governance, which preserves the competition in the sector. Such measures do not affect the Offers conclusion.

The results of this transaction will be accounted by the buyers from April, 2007 on.

Ultrapar Participações S.A.and Subsidiaries

24.	SUPPLEMENTARY STATEMENT OF CASH FLOW - INDIRECT METHOD

Prepared in accordance with Accounting Standard and Procedure (NPC) No. 20 issued by IBRACON (Brazilian Institute of Independent Auditors).

	PARENT COMPANY
	03/31/2007	03/31/2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	37,235	63,097
Adjustments to reconcile net income to cash provided by operating activities:
Equity in subsidiaries and affiliated companies	(33,907)	(62,095)
Foreign exchange and indexation gains	9,516	12,807
Deferred income and social contribution taxes	1,714	(71)
Minority interest	10,634	73,302

(Increase) decrease in current assets:
Recoverable taxes	5,189	(2,944)
Other	32	(521)
Increase (decrease) in current liabilities:
Suppliers	655	(7)
Salaries and related charges	(14)	-
Taxes	(22)	3
Other	-	(2)
(Increase) decrease in long-term assets:
Recoverable taxes	(6,432)	(98)
Judicial deposits	-	(192)
Prepaid expenses	140	128
Increase (decrease) in long-term liabilities:
Other taxes	(9,389)	192

NET CASH PROVIDED BY OPERATING ACTIVITIES	15,351	83,599

Ultrapar Participações S.A.and Subsidiaries

	PARENT COMPANY
	03/31/2007	03/31/2006
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to deferred charges	(377)	-
Acquisition of treasury shares	(2,390)	-

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(2,767)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures:
Issuances	(19,232)	(26,487)
Dividends paid	(61,976)	(86,393)
Related companies	(106,815)	43,022

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(188,023)	(69,858)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(175,439)	13,741

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	279,386	359,716
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	103,947	373,457

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid from financing activities	19,232	26,487

Ultrapar Participações S.A.and Subsidiaries

	CONSOLIDATED
	03/31/2007	03/31/2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	37,235	56,788
Adjustments to reconcile net income to cash provided by operating activities:
Equity in subsidiaries and affiliated companies	103	(59)
Depreciation and amortization	47,823	47,432
PIS and COFINS credits on depreciation	620	557
Foreign exchange and indexation gains (losses)	(5,380)	(33,081)
Deferred income and social contribution taxes	(7,907)	(580)
Minority interest	721	1,138
Proceeds from disposals of permanent assets	818	2,091
Reversal of allowance for factory shutdown, net of taxes	-	6,309
Other	(161)	101

(Increase) decrease in current assets:
Trade accounts receivable	(23,702)	8,326
Inventories	(10,848)	(16,654)
Recoverable taxes	7,131	3,814
Other	(1,344)	(398)
Prepaid expenses	(2,493)	(1,080)
Increase (decrease) in current liabilities:
Suppliers	(8,088)	3,502
Salaries and related charges	(15,168)	(9,780)
Taxes	5,116	2,394
Income and social contribution taxes	110	199
Other	(193)	(9,611)
(Increase) decrease in long-term assets:
Recoverable taxes	(7,944)	(105)
Judicial deposits	(2,832)	(418)
Trade accounts receivable	465	(1,742)
Other	129	184
Prepaid expenses	1,063	(655)
Increase (decrease) in long-term liabilities:
Other taxes	(5,136)	(15,619)
Other	-	(306)
NET CASH PROVIDED BY OPERATING ACTIVITIES	10,138	42,747

Ultrapar Participações S.A.and Subsidiaries

	CONSOLIDATED
	03/31/2007	03/31/2006
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(104,434)	(35,507)
Additions to deferred charges	(18,364)	(15,677)
Additions to intangible	(1,895)	(5,386)
Proceeds from sales of permanent assets	4,398	2,166
Acquisition of minority interest	(26)	(4)
Acquisition of treasury shares	(2,390)	-

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(122,711)	(54,408)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures:
Issuances	99,955	83,331
Amortization	(124,601)	(149,631)
Dividends paid	(62,088)	(86,518)
Related companies	(1,689)	(1,315)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(88,423)	(154,133)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(200,996)	(165,794)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,070,076	1,250,924
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	869,080	1,085,130

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid on loans and financing	28,307	33,784
Income and social contribution taxes paid in the period	3,751	1,662

Ultrapar Participações S.A.and Subsidiaries

OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of March 31, 2007

	Mar-31-07
	Common	Preferred	Total

Controlling Shareholders	33,748,059	293,732	34,041,791

Board of Directors¹	46	6	52

Officers²	-	173,350	173,350

Fiscal Council	-	1,071	1,071
Note:	¹Shares owned by members of the Board of Directors which were not included in Controlling Shareholders' position.
Should the member not be part of the controlling group, only its direct ownership is included.
²Shares owned by Officers which were not included in Controlling Shareholders' and Board of Directors' positions

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council - Last 12 Months

	Mar-31-07			Mar-31-06
	Common	Preferred	Total	Common	Preferred	Total

Controlling Shareholders	33,748,059	293,732	34,041,791	33,748,059	885,979	34,634,038

Board of Directors¹	46	6	52	46	6	52

Officers²	-	173,350	173,350	-	139,950	139,950

Fiscal Council	-	1,071	1,071	-	1,071	1,071
Note:	¹Shares which were not included in Controlling Shareholders' position
²Shares which were not included in Controlling Shareholders' and Board of Directors' positions

Total free float and its percentage of total shares as of March 31, 2007

	Common	Preferred	Total
Total Shares	49,429,897	31,895,512	81,325,409

( - ) Shares held in treasury	6,617	206,697	213,314
( - ) Shares owned by Controlling Shareholders	33,748,059	293,732	34,041,791
( - ) Shares owned by Management	46	173,356	173,402
( - ) Shares owned by affiliates*	-	73,600	73,600

Free-float	15,675,175	31,148,127	46,823,302

% Free-float / Total Shares	31.71%	97.66%	57.58%

Ultrapar Participações S.A.and Subsidiaries

The Company’s shareholders that holds more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of March 31, 2007

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%
Ultra S.A. Participações	32,646,696	66.05%	12	0.00%	32,646,708	40.14%
Parth Investments Company¹	9,311,730	18.84%	1,396,759	4.38%	10,708,489	13.17%
Monteiro Aranha S.A.²	5,212,637	10.55%	232,788	0.73%	5,917,350	7.28%
Shares held in treasury	6,617	0.01%	206,697	0.65%	168,314	0.21%
Dodge & Cox, Inc.³	-	-	6,819,785	21.38%	6,819,785	8.39%
Lazard Asset Management LLC³	-	-	2,780,717	8.72%	2,780,717	3.42%
Others	2,252,217.00	0.05	20,458,754	64.14%	22,710,971	27.93%
TOTAL	49,429,897	100.00%	31,895,512	100.00%	81,325,409	100.00%
[1]Company headquartered outside of Brazil
[2]Brazilian public listed company
[3]Institutions headquartered outside of Brazil

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%
Paulo Guilherme Aguiar Cunha	12,065,160	19.09%	4,954,685.00	0.20	17,019,845	19.22%
Ana Maria Villela Igel	11,974,109	18.95%	0	0.00%	11,974,109	13.52%
Christy Participações Ltda.	2,570,136	4.07%	9,208,690	0.36	11,778,826	13.30%
Rogério Igel	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Joyce Igel de Castro Andrade	7,758,967	12.28%	2,062,989	8.14%	9,821,956	11.09%
Márcia Igel Joppert	7,758,967	12.28%	2,062,988	8.14%	9,821,955	11.09%
Fábio Igel	7,311,004	11.57%	1,615,027	6.37%	8,926,031	10.08%
Lucio de Castro Andrade Filho	3,775,470	5.97%	-	0.00%	3,775,470	4.26%
Others	3,563,036	5.64%	448,063	1.77%	4,011,099	4.53%
TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%

CHRISTY PARTICIPAÇÕES LTDA.	Capital Stock	%
Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%
TOTAL	8,784	100.00%

Ultrapar Participações S.A.and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - Item	2 - Company name	3 - Corporate taxpayer number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of investor’s stockholders’ equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)

01	Ultracargo - Operações Logísticas e Participações Ltda.	34.266.973/0001-99	Closely-held subsidiary	100.00	10.48	Commercial, industrial and other	2,461	2,461
02	Ultragaz Participações Ltda.	57.651.960/0001-39	Closely-held subsidiary	100.00	19.38	Commercial, industrial and other	4,336	4,336
03	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00	2.39	Commercial, industrial and other	27,734	27,734
04	Oxiteno S.A. - Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00	71.99	Commercial, industrial and other	35,102	35,102
05	Oxiteno Nordeste S.A. - Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated company	99.36	51.73	Commercial, industrial and other	6,232	6,232
06	Terminal Químico de Aratu S.A. - Tequimar	14.688.220/0001-64	Investee of subsidiary/affiliated company	99.43	5.56	Commercial, industrial and other	12,539	12,539
07	Transultra - Armazenamento e Transporte Especializado Ltda.	60.959.889/0001-60	Investee of subsidiary/affiliated company	100.00	3.68	Commercial, industrial and other	34,999	34,999
08	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated company	98.55	6.01	Commercial, industrial and other	799,890	799,885
09	SPGás Distribuidora de Gás Ltda.	65.828.550/0001-49	Investee of subsidiary/affiliated company	100.00	27.10	Commercial, industrial and other	1,314	1,314
10	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated company	100.00	1.51	Commercial, industrial and other	24	24
11	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated company	55.99	27.10	Commercial, industrial and other	2,800	2,800
12	Canamex Químicos S.A. de C.V.	-	Investee of subsidiary/affiliated company	100.00	1.42	Commercial, industrial and other	122,048	122,048

Note: This information is an integral part of the interim financial information as required by the CVM.

Ultrapar Participações S.A.and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CHARACTERISTICS OF DEBENTURES

1 - ITEM	01
2 - ORDER NUMBER	SINGLE
3 - REGISTRATION NUMBER IN THE CVM	CVM/SRE/DEB/2005/015
4 - REGISTRATION DATE	04/06/2005
5 - SERIES ISSUED	UN
6 - ISSUE TYPE	SINGLE
7 - ISSUE NATURE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - MATURITY DATE	03/01/2008
10 - DEBENTURE TYPE	NO PREFERENCE
11 - YIELD	102.5% of the CDI
12 - PREMIUM/DISCOUNT
13 - PAR VALUE (REAIS)	10,000.00
14 - ISSUED AMOUNT (IN THOUSANDS OF REAIS)	303,078
15 - ISSUED SECURITIES (UNIT)	30,000
16 - OUTSTANDING SECURITIES (UNIT)	30,000
17 - SECURITIES HELD IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - UNPLACED SECURITIES (UNIT)	0
21 - LAST RESET DATE
22 - NEXT EVENT DATE	09/01/2007

Ultrapar Participações S.A.and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A – ANALYSIS OF CONSOLIDATED EARNINGS
First Quarter 2007

(1) Key Indicators - Consolidated:

(R$ million)	1Q07	1Q06	4Q06	Change 1Q07 vs. 1Q06	Change 1Q07 vs. 4Q06
Net sales and services	1,174.1	1,097.7	1,203.8	7%	(2%)
Cost of sales and services	(950.9)	(898.7)	(970.6)	6%	(2%)
Gross Profit	223.2	199.0	233.2	12%	(4%)
Selling, general and administrative expenses	(155.8)	(140.4)	(163.3)	11%	(5%)
Other operating income (expense), net	(0.1)	0.6	(0.5)	(117%)	(80%)
Income from operations before financial items	67.3	59.2	69.4	14%	(3%)
Financial (expense) income, net	(7.9)	12.4	(1.3)	(164%)	508%
Equity in subsidiaries and affiliated companies	(0.1)	-	0.3	0%	133%
Nonoperating income (expense), net	(0.8)	(2.1)	2.4	(62%)	(133%)
Income before taxes and social contribution	58.5	69.5	70.8	(16%)	(17%)
Income and social contribution taxes	(23.4)	(23.0)	(24.9)	2%	(6%)
Benefit of tax holidays	2.8	11.4	4.2	(75%)	(33%)
Minority interest	(0.7)	(1.1)	(1.7)	(36%)	(59%)
Net income	37.2	56.8	48.4	(35%)	(23%)

EBITDA	115.1	106.6	115.4	8%	0%

Volume – LPG sales	368	355	388	3%	(5%)
Volume – Chemicals sales	144	129	131	12%	10%

Ultrapar Participações S.A.and Subsidiaries

(2) Performance Analysis:

Net Sales and Services– Ultrapar's net consolidated sales and services in 1Q07 amounted to R$ 1,174.1 million, 7% up on the net sales in 1Q06 and 2% lower than in 4Q06.

Ultragaz - The Brazilian LPG market expanded by 3% in 1Q07, compared to 1Q06, basically reflecting the improvement in income among the Brazilian population. In the same period, the volume sold by Ultragaz amounted to 368,000 tons, 3.5% higher than the volume sold in 1Q06 and exceeding the market's expansion rate, basically due to an increase of 4% in the bulk segment, result of the higher consumption by certain clients. In the bottled segment, sales volume was up by 3%, in line with the expansion in the market as a whole. Compared to 4Q06, Ultragaz's sales volume was down 5%, basically due to the seasonal drop in volume between the two periods. Net sales and services at Ultragaz amounted to R$ 735.4 million in 1Q07, 6% higher than the figure in 1Q06, basically due to an increase of 3.5% in volume sold and the benefits generated by the company's distribution structure review. Compared to 4Q06, there was a reduction of 5%, in line with the seasonal drop in sales volume.

Oxiteno - Total sales volume at Oxiteno in 1Q07 amounted to 144,000 tons, up 12% on 1Q06, as a result of better economy and the higher availability of ethylene, the highest growth being seen in the domestic market, where sales volume was up by 29% resulting in a better geographical sales mix. Growth in the domestic market took place in a widely spread manner in the various segments served by Oxiteno – sales of specialty chemicals saw an increase of 11,000 tons, the result of commercial initiatives and gains in market share, while commodities sales rose by 14,000 tons, due to the increase in local demand. In the export market, sales dropped back by 25% compared to 1Q06, consequence of higher sales in the domestic market. Canamex's sales volume was up 49% in the quarter, amounting to 8,500 tons. Compared to 4Q06, Oxiteno's total sales volume was up 10%, expanding by 16% in the domestic market. Oxiteno reported net sales and services of R$ 396.2 million in 1Q07, up 11% compared to 1Q06, basically due to an increase in sales volume of 12% – the 4% appreciation in the Brazilian Real against the US Dollar offset the better geographical sales mix and higher prices in the international market. Compared to 4Q06 there was an increase of 2% as a result of growth in sales on, offset by (i) a higher proportion of commodities in the volume sold, and (ii) the appreciation of the Brazilian Real against the US Dollar.

Ultracargo - Average storage volume at Ultracargo, measured in cubic metres, in 1Q07 was 17% higher than in 1Q06, basically due to the expansion in operations at the Santos Intermodal Terminal and the Suape Terminal, whose expansion was completed in 4Q06. Compared to 4Q06 the average storage volume increased by 5% as a result of the expansion at the Suape Terminal. In the transport segment, the total kilometres travelled was down 29% compared to 1Q06, as a result of the decision to focus its operations in rendering services with higher aggregate value. In comparison to 4Q06, kilometrage travelled remained stable. Net revenues from services at Ultracargo amounted to R$ 54.3 million in 1Q07, down 7% compared to 1Q06 as a result of the reduction in transport operations, partly offset by an increase in average storage. Compared to 4Q06, net revenues were practically stable.

Cost of Sales and Services:  Ultrapar's cost of sales and services amounted to R$ 950.9 million in 1Q07, 6% higher than in 1Q06, and down 2% on 4Q06.

Ultragaz – The cost of sales and services at Ultragaz amounted to R$ 618.3 million in 1Q07, up 4% on 1Q06, due to an increase of 3.5% in volume sold and higher personnel expenses as a result of collective wage agreements implemented. Compared with 4Q06, there was a reduction of 5%, due to a seasonal drop in sales volume and non-recurring costs booked in 4Q06.

Ultrapar Participações S.A.and Subsidiaries

Oxiteno – Oxiteno's cost of sales and services in 1Q07 amounted to R$ 311.4 million, up 12% on 1Q06, compatible with the volume sold. The increase in the cost of ethylene in dollar terms was compensated for by the appreciation of 4% in the Brazilian Real against the US dollar. Compared to 4Q06, there was an increase of 5% in the cost of sales and services, less than the increase of 10% in sales volume, as a result of the appreciation in the Real and the change in product mix, with a lower proportion of specialty chemicals.

Ultracargo – The cost of services provided by Ultracargo amounted to R$ 33.1 million in 1Q07, down 13% and 1% compared to 1Q06 and 4Q06, respectively, principally related to the drop in costs in the transport division.

Gross Profit: Ultrapar reported gross profit of R$ 223.2 million, a 12% increase over 1Q06. Compared to 4Q06, the company’s gross profit was 4% lower.

Selling, General and Administrative Expenses: Ultrapar's sales, general and administrative expenses amounted to R$ 155.8 million, up 11% on 1Q06 and down 5% on 4Q06, respectively.

Ultragaz – Sales, general and administrative expenses at Ultragaz totalled R$ 86.1 million in 1Q07, up 16% compared to 1Q06, basically due to: (i) an increase in personnel expenses as a result of annual collective wage agreements and expansion in the size of the workforce – compatible with the company's new commercial structure; and (ii) higher expenses on advertising and marketing, the result of sales campaigns. Compared to 4Q06, there was a drop of 5%, basically due to a reduction in sales volume and extraordinary expenses booked in 4Q06.

Oxiteno – Sales, general and administrative expenses at Oxiteno amounted to R$ 54.7 million in 1Q07, 11% higher than in 1Q06, due to (i) an increase in sales volume, (ii) higher sales expenses at Canamex, as a result of increased sales volume, including exports and (iii) higher personnel expenses as a result of annual collective wage agreements. Compared to 4Q06, there was a reduction of 4%, basically as a result of a reduction in international freight expenses and lower personnel expenses.

Ultracargo – Ultracargo's sales, general and administrative expenses totalled R$ 16.3 million in 1Q07, down 11% on 1Q06, due to downsizing in the workforce as a result of the reduction in transport operations, partially offset by higher expenses from the expansion into storage operations. Compared to 4Q06, there was a drop of 6% as a result of adjustments in the size of the workforce.

Income from Operations before Financial Items: Ultrapar reported income from operations before financial items of R$ 67.3 million in 1Q07, 14% higher than the operating income reported in 1Q06. Compared to 4Q06, Ultrapar’s income from operations before financial items decreased by 3%.

Financial Income (Expenses), Net: Ultrapar reported net financial expenses of R$ 7.9 million in 1Q07, compared to net financial revenues of R$ 12.4 million in 1Q06. The financial result in 1Q06 benefited from the extraordinary gain of R$ 16 million as a result of the winning of lawsuits related to the levy of PIS and COFINS on financial revenues. Additionally, this result reflects a drop in the company's net cash position, which was R$ 127.4 million at the end of 1Q06, compared to a net debt of R$ 48.3 million in 1Q07.

Nonoperating Income (Expenses), Net: In 1Q07 Ultrapar reported nonoperating expenses, net, of R$ 0.8 million, basically composed by R$ 1.2 million of project analyses, partially offset by R$ 0.4 million from the sale of permanent assets, mainly gas cylinders and vehicles.

Ultrapar Participações S.A.and Subsidiaries

Income and Social Contribution / Benefit of Tax Holidays: Ultrapar’s 1Q07 income and social contribution taxes expenses amounted to R$ 23.4 million, a 2% increase compared to 1Q06. Compared to 4Q06, Ultrapar’s income and social contribution taxes expenses were 6% lower, as a result of the reduction in income before taxes and social contribution. In December 2006, the income tax exemption enjoyed by Oxiteno's unit at Camaçari expired, and a request was filed with ADENE (Northeast Development Agency), responsible to manage this incentive program, asking for a 75% reduction in income tax until 2016. Ultrapar expects to have a response to this request in the next few weeks. If the income tax reduction is approved, Oxiteno should wait for the Federal Tax Authorities to issue its opinion, which has a time limit of 120 days to occur. Only after this period will Oxiteno book the amount of the tax benefit in its results, retrospectively to January 1, 2007. Should the fiscal benefit had already been obtained since January 1, 2007, the total expense with income tax and social contribution would have been reduced in R$ 6.2 million.

Net Income: Ultrapar's consolidated net earnings in 1Q07 amounted to R$ 37.2 million, 35% and 23% lower than the net earnings in 1Q06 and 4Q06, respectively, basically due to basically due to the effects mentioned in the financial result and benefit of tax holidays .

EBITDA:Ultrapar reported consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) of R$ 115.1 million in 1Q07, up 8% compared to 1Q06, and stable compared to 4Q06.

Ultragaz – EBITDA at Ultragaz amounted to R$ 60.4 million in 1Q07, up 9% on 1Q06, due to growth in sales volume as well as the benefits generated by the company’s distribution structure review. Compared to 4Q06, there was an improvement of 3%.

Oxiteno – EBITDA at Oxiteno totalled R$ 42.1 million in 1Q07, 4% up on 1Q06, basically due to an increase in sales volume, partially offset by appreciation of 4% in the Brazilian Real and an increase in the dollar-denominated cost of ethylene. Compared to 4Q06, there was a reduction of 9% due basically to the higher portion of commodities as a percentage of overall sales volume and the appreciation of the Brazilian Real against the US dollar.

Ultracargo – Ultracargo presented EBITDA of R$ 11.1 million in 1Q07, up 19% and 22%, respectively on 1Q06 and 4Q06, as a result of expansion in storage operations and the restructuring of operations in the transport segment, prioritizing operations with a higher aggregate value.

EBITDA

R$ million	1Q07	1Q06	4Q06	Change 1Q07 X 1Q06	Change 1Q07 X 4Q06
Ultrapar	115.1	106.6	115.4	8%	0%
Ultragaz	60.4	55.3	58.4	9%	3%
Oxiteno	42.1	40.5	46.1	4%	(9%)
Ultracargo	11.1	9.3	9.1	19%	22%

We hereby inform that, in accordance with the requirements of CVM Resolution 381/03, our independent auditors KPMG Auditores Independentes have not performed during this first three months of 2007 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries. We also inform that there is no expectation, for the current year, for KPMG to perform any other service amounting to more than 5% of the auditing cost.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date: May 14, 2007	By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

( Minutes of a meeting of the Board of Directors (05/2007) / Interim Financial Information for the period Ended March 31, 2007 and Independent Accountants’ Review Report)